UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 3, 2025

(Date of Report (Date of earliest event reported))

GRAZE, INC.
(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive Suite 400 Plano, Texas 75024	75024
(Address of principal executive offices)	(ZIP Code)

972.598.9740

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 4.01 – Changes in Control of the Issuer

On May 28, 2025, the Company received an updated version of written stockholder consents, originally dated May 19, 2025 (the “Consents”), which purported to remove existing directors and appoint new directors to the Board of Directors of Graze, Inc. (the “Company”).

Following receipt and a preliminary review of the May 28th Consents by the Company’s legal counsel, the Company’s current Board of Directors convened and adopted a board resolution acknowledging receipt of the updated Consents. Based on the advice of counsel and limited to the Common Stock and Class F Common Stock voting classes, it was determined that the Consents, as presented, appear to satisfy the required shareholder vote thresholds under Delaware law and the Company’s governing documents, assuming the accuracy and authority of the signatories and share ownership as represented.

In light of this review, and to minimize further disruption to the Company’s operations, shareholders, and employees, the current Board does not intend to contest the outcome of the Consents as it pertains to the Common and Class F Common Stock voting classes. Accordingly, the Company has begun a limited and orderly transition process.

The Company notes that it has not independently verified all aspects of the Consents, including the authority of signatories or the share counts of certain entities, and expressly reserves all rights with respect to these matters.

This transition may result in additional changes to the Company's board composition, management, or operations. The Company will continue to update investors as material developments occur.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Notification of Late Filing to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Title:	Director
Date:	June 3, 2025

By:	/s/ Randy Samsel
Title:	Director
Date:	June 3, 2025

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